UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                     GENERAL FORM FOR REGISTRATION OF
                   SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            HAIR THERAPISTS, INC.
              ------------------------------------------------
               (Name of Small Business Issuer in its Charter)

                   Nevada                        20-0667864
      ----------------------------------   --------------------------
      (State or other jurisdiction of        (I.R.S. Employer
       incorporation or organization)        Identification No.)

             3415 Ocatillo Mesa Way, North Las Vegas, NV 89031
      ----------------------------------------------------------------
        (Address of principal executive officers, including Zip Code)

                               (702) 277-7366
                    -------------------------------------
                         (Issuer's Telephone Number)

             Securities to be registered under Section 12(b) of the Act:
            ------------------------------------------------------------
                                    None

Securities to be registered under section 12(b) of the Act:

     Title of Each Class               Name on each exchange on which
     to be registered                  each class is to be registered

     --------------------------        -------------------------------

     --------------------------        -------------------------------

Securities to be registered under section 12(g) of the Act:


Common Stock, $0.001 par value per share, 70,000,000 shares authorized, 230,000 issued and outstanding as of June 30, 2005. Preferred Stock, $0.001 par value per share, 5,000,000 shares authorized, none issued and outstanding as of June 30, 2005.



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                                  TABLE OF CONTENTS

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TABLE OF CONTENTS



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PART I

ITEM 1.  Description of Business................................        3
ITEM 2.  Plan of Operation......................................       10
ITEM 3.  Description of Property................................       18
ITEM 4.  Security Ownership of Certain Beneficial Owners
           and Management.......................................       18
ITEM 5.  Directors, Executive Officers, Promoters and
           Control Persons......................................       19
ITEM 6.  Executive Compensation.................................       21
ITEM 7.  Certain Relationship and Related Transactions..........       23
ITEM 8.  Description of Securities..............................       24

PART II

ITEM 1.  Market Price of And Dividends on the Registrant's
          Common Equity and Related Stockholder Matters..........      27
ITEM 2.  Legal Proceedings.......................................      27
ITEM 3.  Changes in and Disagreements with Accountants...........      27
ITEM 4.  Recent Sales of Unregistered Securities.................      28
ITEM 5.  Indemnification of Directors and Officers...............      28

PART F/S

ITEM 1.  Financial Statements and Exhibits.......................      30

PART III

ITEM 1.  Exhibits...............................................       32

SIGNATURES.......................................................      33

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                                      2

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                                   PART I


ITEM 1. DESCRIPTION OF BUSINESS

Hair Therapists, Inc. (the "Company") was incorporated under the laws of the State of Nevada on January 28, 2004, under the name Hair Therapists, Inc. The Company was originally incorporated to conduct any lawful business. It was the original intent of the Company, upon incorporation, to operate a hair salon, providing hair services in Las Vegas, NV. Prior to execution of its original business plan, management discovered that the Company was under-capitalized and unable to pursue its original business plan.
The Company has subsequently become a blank check company. Its current purpose is to seek a merger or business acquisition transaction.
The Company has not been involved in any bankruptcy, receivership or similar proceeding. The Company has not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

The Company has been in the developmental stage since inception and has conducted virtually no business operations other than organizational activities and preparation of this registration statement on Form 10SB/12g. The Company has one part-time employee, who serves as the Company's sole officer/director and owns no real estate or personal property.

The executive offices of the Company are located at Hair Therapists, Inc., 3415 Ocatillo Mesa Way, North Las Vegas, Nevada 89031. Its telephone number is (702) 277-7366. The Company's sole officer and the sole director is Mrs. Doreen E. Zimmerman. Mrs. Zimmerman was the original incorporator of the Company.

The Company is voluntarily filing this registration statement on Form 10-SB in order to become a 12(g) registered company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "reporting company," the Company may be more attractive to a private acquisition target because its common stock shares may thereby be quoted on the OTC Bulletin Board.

As a result of filing this registration statement, the Company is obligated to file with the U. S. Securities and Exchange Commission (the "Commission") certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports as required under the Exchange Act.

The Company is currently considered a "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.


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



After this registration statement is cleared by the Commission, the Company's officer and director intends to contact a number of registered broker-dealers to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. All transactions in securities effected in connection with the business plan of the Company as described in this registration statement will be conducted through or effected by a registered broker-dealer. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

To date the Company has not identified any business opportunity that it plans to pursue, and nor has the Company's officer, director, promoter, affiliate, or associates had any preliminary contact or discussion with any specific candidate for acquisition. There are no proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. The Company does not intend to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein.

The Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Further, Mrs. Doreen E. Zimmerman, the sole shareholder of the Company, has executed and delivered an agreement affirming that she will not sell any of the Company's common stock shares she owns to anyone until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company.




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



RISK FACTORS

The Company's business is subject to numerous risk factors, including, but not limited to, the following:

a) LIMITED OPERATING HISTORY AND DEVELOPMENT PERIOD MAKES POTENTIAL DIFFICULT TO ASSESS.
    --------------------------------------------------------------------

The Company has had no operating history nor any revenues or earnings from operations. The Company was originally incorporated to operate a hair salon; however, once management recognized that the Company was under-capitalized, the management abandoned the Company's original business plan. The Company is now considered a "blank check" Company. The Company has no assets or financial resources. Hair Therapists, Inc. will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination.
This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

b) THE COMPANY IS DEPENDENT ON ONE KEY OFFICER TO DEVELOP AND IMPLEMENT ITS BUSINESS PLAN.
   ------------------------------------------------------------------------

Because management consists of only one person, while seeking a business combination, Mrs. Doreen E. Zimmerman, the president of the Company, will be the only person responsible in implementing the business plan of the Company. The Company does not benefit from multiple judgments that a greater number of directors or officers would provide, and the Company will rely completely on the judgment of its one officer and director when selecting a target company. Mrs. Zimmerman anticipates devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until this registration statement has been cleared by the Commission. Mrs. Zimmerman has not entered into a written employment agreement with the Company and she is not expected to do so. The Company has not obtained key man life insurance on Mrs. Zimmerman. The loss of the services of Mrs. Zimmerman would adversely affect development of the Company's business and its likelihood of continuing operations. Mrs. Zimmerman has no experience in finding a business combination. This is her first experience as an officer/director of a blank check company or any corporation.


c) THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND THE COMPANY MAY NOT BE ABLE TO IDENTIFY BUSINESS COMBINATION.
    ------------------------------------------------------------------------

To date the Company has not made attempts to identify, negotiate or consummate a merger with, or acquisition of, a private company, and there is no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public

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entity, and the Company has not identified any particular industry or specific business within an industry for evaluation by the Company. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a merger or acquisition candidate to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

d)  THE NATURE OF THE COMPANY'S OPERATIONS IS HIGHLY SPECULATIVE.
    ------------------------------------------------------------

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. In the event the Company completes a business combination, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.
There is no assurance that the Company can identify a target company and consummate a business combination.

e) CONFLICTS OF INTEREST EXISTS BETWEEN THE COMPANY'S SOLE OFFICER AND HER OTHER BUSINESS INTERESTS.
    -------------------------------------------------------------------

Certain conflicts of interest exist between the Company and Doreen E. Zimmerman, the Company's sole officer and director. Mrs. Zimmerman has other private interests to which she currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through her exercise of judgment in a manner which is consistent with fiduciary duties to the Company. Mrs. Zimmerman may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are is involved in the management of any company with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. See Item 7, " Certain Relationships and Related Transactions - - Conflicts of Interest."


f)   LOW-PRICED STOCKS MAY AFFECT THE RESELL THE COMPANY'S SHARES.
     -------------------------------------------------------------

The Commission has adopted a number of rules to regulate "penny stocks."
Such rules include Rule 3a51-1 and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the NASD's OTC Bulletin Board or the "Pink Sheets"), the rules would apply to the Company and to its securities.

The Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the

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broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market.

g) THERE IS A RISK THAT MERGER OR ACQUISITION OPPORTUNITIES DO NOT EXIST AS THIS TIME BASED ON LACK OF MARKET RESEARCH.
   ------------------------------------------------------------------------

The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Even in the event a business opportunity is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.


h) THERE IS A RISK, THE COMPANY WILL NOT BE ABLE TO IDENTIFY ANY SUITABLE BUSINESS COMBINATIONS.
    ----------------------------------------------------------------------

The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, HAIR THERAPISTS, Inc. will also compete in seeking merger or acquisition candidates with other public "blank check" companies, some of which may also have funds available for use by an acquisition candidate.

i)  REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE AN ACQUISITION.
    ------------------------------------------------------------

The Exchange Act specifically requires that any merger or acquisition candidates comply with all applicable reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation

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of an otherwise desirable acquisition by the Company.  Merger or acquisition candidates that do not have, or are unable to provide reasonable assurances that they will be able to obtain the required audited financial statements would not considered by the Company to be appropriate for merger or acquisition so long as the reporting requirements of the Exchange Act are applicable. The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction.

j) UPON A BUSINESS COMBINATION, IT IS MOST LIKELY THE COMPANY'S MANAGEMENT WILL LEAVE THE COMPANY, AND THE NEW MANAGEMENT MAY LACK THE EXPERIENCE TO SUCCESSFULLY RUN THE BUSINESS.
    -----------------------------------------------------------------------

In conjunction with completion of a business acquisition, it is anticipated that Hair Therapists will issue an amount of the Company's authorized but unissued common stock that represents the greater majority of the voting power and equity of the Company, which will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, the current shareholder of the Company may agree to sell or transfer all or a portion of the Company's common stock it owns so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of her participation in the future affairs of the Company.


k) NO MARKET EXISTS FOR THE COMPANY'S STOCK WHICH MAKES IT DIFFICULT TO FIND A BUYER FOR THE COMPANY'S STOCK.
    --------------------------------------------------------------------

There is currently no established public trading market for Hair Therapists, Inc. securities. A trading market in the Company's securities may never develop or, if developed, it may not be able to be sustained. If for any reason Hair Therapists's common stock is not listed on the OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common stock should they desire to do so. Various factors, such as the Company's operating results, changes in laws, rules or regulations, general market fluctuations, and other factors may have a significant impact on the market price of Hair Therapists's securities.

l)  ADDITIONAL RISKS - DOING BUSINESS IN A FOREIGN COUNTRY.
    -------------------------------------------------------

The Company may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States. In such event, the Company may face significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, ongoing business risks result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

m)  THERE MAY BE TAX CONSEQUENCES WHICH MAY ADVERSELY EFFECT THE COMPANY
    OR INVESTMENT IN THE COMPANY.
----------------------------------------------------------------------------

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.


ITEM 2.   PLAN OF OPERATION

The Company's purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to it by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As to date, the Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition, and neither the Company's officer and director nor any promoter and affiliate has engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company.

Management

The Company is in the development stage and currently has no full-time employees. Mrs. Doreen E. Zimmerman is the Company's sole officer and director. There are no any other persons than Mrs. Zimmerman who devote any of their time to the affairs of the Company. All references herein to management of the Company are to Doreen E. Zimmerman. Mrs. Zimmerman, as president of the Company, has agreed to allocate a limited portion of her time to the activities of the

Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mrs. Zimmerman and the potential demands of the Company's activities. See Item 7, " Certain Relationships and Related Transactions - Conflicts of Interest."

The amount of time spent by Mrs. Doreen E. Zimmerman on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mrs. Zimmerman will actually be required to spend to locate a suitable target company. Mrs. Zimmerman estimates that the business plan of the Company can be implemented by devoting approximately 5 to 10 hours per month over the course of several months but such figure cannot be stated with precision, and she will not perform any services on behalf of the Company until after this registration statement has been cleared by the Commission.

Search for Business Opportunities

The Company's search will be directed toward small and medium-sized enterprises, which have a desire to become reporting corporations and which are able to provide audited financial statements. The Company does not propose to restrict its search for business opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, and no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to the Company or its current stockholder.

After this registration statement is cleared by the Commission, the Company's officer and director intends to contact a number of registered securities broker-dealers to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. Business opportunities may also come to the Company's attention from various sources, including professional advisers such as attorneys and accountants, venture capitalists, members of the financial community, and others who may present unsolicited proposals. If such person is not a registered broker-dealer, the Company will retain the professional services of a registered broker-dealer. All transactions in securities effected in connection with the business plan of the Company as described in this registration statement will be conducted through or effected by a registered broker-dealer.

In selecting the services of a registered broker-dealer, the Company would consider the years such broker-dealer had been in the business, its rate of success in matching target companies with acquiring companies, and the form and amount of compensation required by the broker-dealer. Such broker-dealer shall have necessary state and federal licenses and registered with the Commission, the National Association of Securities Dealers ("NASD"), and the Securities Investor Protection Corp. ("SIPC"). The Company expects the securities broker-dealer retained would participate all the important parts of securities transactions of the Company, including solicitation, negotiation, and execution of the transactions, and would effect all securities transactions in connection with the Company's business plan as described in this registration statement.

In the event of a successful merger or acquisition, the Company may pay finder's fee of up to 10% of the price paid by the target company for a controlling interest in the Company, in the form of cash or common stock in the merged entity retained by the Company, to registered broker-dealers instrumental in facilitating the transaction. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time. Any finder retained by the Company will be a registered broker-dealer. In no event will the Company pay finder's fee to Mrs. Zimmerman, any of her associates.

The Company may merge with a company that has retained one or more consultants or outside advisors. In that situation, the Company expects that the target company will compensate the consultant or outside advisor. As of the date of this filing, there have been no discussions, agreements or understandings with any registered broker-dealers or with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company. Consequently, the Company is unable to predict how the amount of such compensation be calculated at this time. It is anticipated that any finder that the target company retains would be a registered broker-dealer. Mrs. Zimmerman, any of her associates, will not receive any such compensation from the target company.

The Company will not restrict its search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated the merger or acquisition transaction. There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Evaluation of Business Opportunities

The analysis of business opportunities will be under the supervision of the Company's sole officer and director, who is not a professional business analyst and has no experience in finding a business opportunity.
In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.
In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

Management intends to meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities;, an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available at that time, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a required period of time; and the like.

The Company is subject to the reporting requirements of the Exchange Act. Under the Exchange Act, any merger or acquisition candidate will become subject to the same reporting requirements of the Exchange Act as the Company following consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction. The audited financial statements of the acquired company must be furnished with 75 days following the effective date of a business combination.

When a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, acquisition of assets or otherwise, the successor company is required to provide in a Form 8-K12G3 current report the same kind of information that would appear in a registration statement, including audited and pro forma financial statements. The Commission treats these Form 8-K12G3 filings in the same way it treats the registration statements on Form 10-SB filings. The Commission subjects them to its standards of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures represented. If the Company enters into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the Commission has determined that it will not review the 8-K12G3 filing or all of the comments has been cleared by the Commission.

Management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, who have a need for an immediate cash infusion, are not likely to find a potential business combination with the Company to be an attractive alternative. Nevertheless, the Company has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. There can also be no assurances that we are able to successfully pursue a business opportunity. In that event, there is a substantial risk to the Company that failure to complete a business combination will significantly restrict its business operation and force management to cease operations and liquidate the Company.

Acquisition of a Business Opportunity

In implementing a structure for a particular business combination, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. It may also acquire stock or assets of an existing business. In connection with a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal stockholder of the Company by the acquiring entity or its affiliates, and accordingly, the shareholders of the target company, typically, become the majority of the shareholders of the combined company, the board of directors and officers of the target company become the new board and officers of the combined company and often the name of the target company becomes the name of the combined company. There are currently no arrangements that would result in a change of control of the Company.

It is anticipated that any securities issued as a result of consummation of a business combination will be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. There are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended. In order to obtain tax-free treatment, it may be necessary for the owners of the surviving entity to own 80% or more of the voting stock of the surviving entity. In this event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders. However, treatment as a tax free reorganization will not be a condition of any future business combination and if it is not the case, the Company will not obtain an opinion of counsel that the reorganization will be tax free.

With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's only shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholder at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

There are no present plans, proposals, arrangements or understandings to offer the shares of the post-merger companies to third parties if any mergers occur, and there is no a marketing plan to distribute the shares of the post-merger companies to third parties. Mrs. Zimmerman has not had any preliminarily contact, agreements or understandings with anyone to help sell these shares.

The Company intends to seek to carry out its business plan as discussed herein. In order to do so, the Company needs to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement, and in conjunction with future compliance with its on-going reporting obligations. Mrs. Zimmerman, the sole shareholder of the Company, has agreed to pay all expenses, on behalf of the Company, until such time as the Company completes a business combination. Such payments will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such expenses. There is no minimum or maximum amount Mrs. Zimmerman will pay on behalf of the Company. Should Mrs. Zimmerman fail to pay such expenses, the Company has not identified any alternative sources, there is substantial doubt about the Company's ability to continue as a going concern. The Company currently does not intend to raise funds, either debt or equity, from investors while the Company is a blank check company, and the Company will not borrow any funds to make any payments to the Company's promoter, management or their affiliates or associates.

Investment Company Act of 1940

Although the Company is subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be primarily engaged in the business of investing or trading in securities. In the event the Company engages in a business combination which results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

As the controlling shareholder of the Company, Mrs. Doreen E. Zimmerman may participate in a business opportunity by purchasing, holding or selling the securities of such business. Mrs. Zimmerman does not, however, intend to engage primarily in such activities. Specifically, Mrs. Zimmerman intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, as amended, and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Company Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Company Act contains the definition of an "investment company," excluding any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (exclusive of government securities and cash items). Management of Hair Therapists, Inc. believes that Hair Therapists, Inc. is not deemed to be an investment company insofar as the Company will not be primarily engaged in the business of investing or trading in securities.

ITEM 3. DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently maintains its offices at 3415 Ocatillo Mesa Way, North Las Vegas, Nevada 89031, as provided by Mrs. Zimmerman, at no cost to the Company. Mrs. Doreen E. Zimmerman is the sole shareholder of the Company, and he has agreed to continue this arrangement until the Company completes a business combination.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this registration statement, there are 230,000 shares of the Company's common stock, par value $0.001 per share, issued and outstanding. The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) by each director and executive officer of the Company; and (iii) by all executive officer and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned.


                   Name and Address     Amount of Beneficial   Percentage
Title of Class    of Beneficial Owner         Ownership         of Class
--------------  -----------------------  ------------------   -------------
Common Stock       Doreen E. Zimmerman (1)     230,000             100%
issued 01/28/04    3415 Ocatillo Mesa Way
                   North Las Vegas, NV 89031

                                         ----------------------------------
Common Stock       All Executive Officers      230,000             100%
                   and Directors as a Group (1 person)
---------------------------------------------------------------------------
(1)   Mrs. Zimmerman is the sole shareholder of Hair Therapists, Inc.


      The Company currently has no non-voting securities or other securities outstanding, and there are no contracts or other arrangements that could result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

A.  Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


       Name           Age        Positions and Offices Held
----------------     ------      ----------------------------------------
Doreen E. Zimmerman    46        President, Secretary, and Director



B.  Work Experience

Doreen E. Zimmerman, Director, President, CEO/CFO, Secretary
------------------------------------------------------------

Mrs. Zimmerman serves as the Company's director, president, and secretary since inception, and will serve on the board until the next annual shareholders' meeting of the Company or until a successor is elected. There are no agreements or understandings for the officer and director to resign at the request of another person, and the above-named officer and director is not acting on behalf of, nor will act at the direction of, any other person.

Set forth below are all positions and offices held by Mrs. Zimmerman during the last nine years:


Doreen E. Zimmerman - Work Background

     Seville Terrace Salon
       Las Vegas, Nevada
       Cosmetologist. Facility operates a hair salon providing hair services to residents.
       1998-Present

     Plaza Assisted Living Center
       Las Vegas, Nevada
       Manager. Provide hair services to elderly residents of assisted living center and nursing home.
       1996-Present

     Desert Lane Care Center
       Las Vegas, Nevada
       Manager. Provide hair services to residents of nursing home facility. 1997-Present

     Hair Therapists, Inc.
       Las Vegas, NV
       President.  A "blank check" company.
       January 2004 to Present.

Mrs. Zimmerman has not involved in any legal proceedings as described in Item 401 of Regulation S-B.


C.  Prior Blank Check Involvement

Doreen E. Zimmerman has never served as President and/or Director of any SEC reporting blank check company or any company per se.

Other Information:
------------------

      (1) Mrs. Doreen E. Zimmerman is its sole officer, director and sole beneficial shareholder. Mrs. Zimmerman owns 100% of capital stock of Hair Therapists, Inc. Mrs. Zimmerman does not own any interest in any business entities or companies.

      (2) The registration statements on Form 10-SB12G are automatically effective 60 days after filing with the Securities and Exchange Commission.


D.   Involvement on Certain Material Legal Proceedings During the Last Five
     Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.


ITEM 6.   EXECUTIVE COMPENSATION.

As a result of the Company's current limited available cash, the Company's sole officer and director has not receive any compensation for her services rendered to the Company since inception, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. The Company has no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of directors, officers, or other employees. No officer or director received stock options or other non-cash compensation during the fiscal year ended December 31, 2004 or interim period ending June 30, 2005.


                        SUMMARY COMPENSATION TABLES
                         ------------------------------------------------------

                                        Annual Compensation
                         ------------------------------------------------------
     Name and                                          Other Annual
Principal Position  Year    Salary ($)     Bonus ($)   Compensation ($)
-------------------------------------------------------------------------------
Doreen E. Zimmerman 2004     -0-            -0-           -0-
    Director,
    CEO/CFO,
    Secretary

-------------------------------------------------------------------------------

Long Term Compensation Table

                       --------------------------------------------------------
                                        Long Term Compensation
                       --------------------------------------------------------
                                    Awards             Payouts
                       --------------------------------------------------------
                        Restricted  Stock Securities      LTIP      All Other
Name and Principal      Award(s)($) Underlying Options/   Payouts
Compensation
     Position     Year              SARs(#)               ($)       ($)
-------------------------------------------------------------------------------
Doreen E. Zimmerman  2004    -0-           -0-                -0-       -0-
    Director
    CEO/CFO,
    Secretary

-------------------------------------------------------------------------------


The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of her efforts to implement the Company's business plan outlined herein.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 28, 2004 (inception), the Company issued 230,000 restricted shares of its common stock to Mrs. Zimmerman in exchange for $230 in cash which paid for the State incorporation fees. See Item 4, "Recent Sales of Unregistered Securities." Doreen E. Zimmerman, the sole officer and director of the Company, is the sole shareholder of Hair Therapists, Inc.

The Company currently uses space provided by Mrs. Doreen E. Zimmerman, for which the Company pays no rent, and for which Mrs. Zimmerman has agreed to continue this arrangement until the Company completes a business combination. See "Item 3. Description of Property."


Conflicts of Interest

The Company's proposed business raises potential conflicts of interest exist between the Company and Mrs. Doreen E. Zimmerman, the Company's sole officer and director. Mrs. Zimmerman has other business interests to which she currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through her exercise of judgment in a manner which is consistent with her fiduciary duties to the Company. Insofar as the officer and director is engaged in other business activities, management anticipates that she will devote only a minor amount of time to our affairs. However, should such a conflict arise, there is no assurance that Mrs. Zimmerman would not attend to other matters prior to those of the Company. Mrs. Zimmerman estimates that the business plan of the Company can be implemented in theory by devoting approximately 5 to 10 hours per month over the course of several months but such figure cannot be stated with precision.

The terms of business combination may include such terms as Mrs. Zimmerman remaining a director or officer of the Company and/or the continuing work of the Company being handled by Mrs. Zimmerman as a director. The terms of a business combination may provide for a payment by cash or otherwise to Mrs. Zimmerman for the purchase or retirement of all or part of her common stock of the Company by a target company or for services rendered incident to or following a business combination. Mrs. Zimmerman would directly benefit from such employment or payment. Such benefits may influence Mrs. Zimmerman's choice of a target company.

Management will not enter into a business combination, or acquire any assets of any kind for Hair Therapists securities, in which Hair Therapists management or any affiliates or associates have a greater than 10% interest, direct or indirect.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Hair Therapists could result in liability of management to us. However, any attempt by stockholder to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any company with which the Company transacts business. The Company has adopted a policy that the Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest. Accordingly, the Company's officer will be required to use their discretion to resolve them in a manner which he considers appropriate.
Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

Other than described above, there have been no transactions that are required to be disclosed pursuant to Item 404 of Regulation S-B.


ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 70,000,000 shares of common stock, par value $0.001 per share, of which there are 230,000 issued and outstanding. There are also 5,000,000 shares of preferred stock, par value $0.001 per share authorized, none of which are issued and outstanding. The following summarized the important provisions of the Company's capital stock. For more information about the Company's capital stock, please see the copy of our articles of incorporation and bylaws that have been filed as exhibits to this registration statement.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. The Company has no present plans to issue any preferred stock.

Dividends

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Trading of Securities in Secondary Market

The Company presently has 230,000 shares of common stock issued and outstanding, all of which are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. The Commission has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Further, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The Commission also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees. As a result of the foregoing, the Company's current shareholder will not be able to rely on the provisions of Rule 144. He will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of her shares. Further information may be found in the NASD Notice to Members 00-49.

Following a business combination, the Company may apply for quotation of its securities on the OTC Bulletin Board. To qualify for quotation of its securities on the OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for the quotation on the OTC Bulletin Board. There have been no preliminary discussions, understandings or agreements between the Company and any broker-dealer that would enable the broker-dealer to act as a market maker for the Company's securities in the future.

Rule 504 of Regulation D

The Commission is of the opinion that Rule 504 of Regulation D regarding exemption for limited offerings and sales of securities not exceeding $1,000,000 is not available to blank check companies.

Transfer Agent

It is anticipated that the Company will act as its own transfer agent for the common stock of the Company, until a merger candidate can be identified.

                                  PART II


ITEM 1.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) MARKET PRICE. There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop, or if developed, will be sustained.

The proposed business activities described herein classify the Company as a "blank check" company. A blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Therefore, management will not undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

(b) OPTIONS, WARRANTS, ETC. There are no outstanding options or warrants to purchase, nor any securities convertible into, the Company's common shares. Additionally, there are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act for sale by security holders. Further, there are no common shares of the Company being, or proposed to be, publicly offered by the Company.

(c)  HOLDERS.  There is one (1) holder of the Company's common stock.
The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

(d) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not changed accountants since its formation and there are no disagreements with accountants on accounting or financial disclosure matters.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information relating to all previous sales of the Company's common stock, which sales were not registered under the Securities Act of 1933.

In connection with the Company's organization, on January 28, 2004, the Company issued 230,000 shares of the Company's restricted common stock to Mrs. Zimmerman, the sole shareholder of the Company, in exchange for $230 in cash.

The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Company believes this exemption is available because this issuance was a transaction not involving a public offering. There was no general solicitation or advertising used to offer the Company's shares; the sole investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Additionally, securities were not offered or sold to more than thirty-five (35) unaccredited investors.

The Company has never utilized an underwriter for an offering of the Company's securities, and there were no underwriting discounts or commissions involved. Other than the securities described above, the Company has not issued or sold any securities.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchased or maintain insurance on behalf of any person who is or was a director or officer."


INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES
ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SUCH ACT AND IS THEREFORE UNENFORCEABLE.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   PART F/S

FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for the Company from January 28, 2004 (inception) to June 30, 2005. The following financial statements are attached to this report and filed as a part thereof.




                              HAIR THERAPISTS, Inc.
                         (a Development Stage Company)

                                 Balance Sheet
                                     as of
                                 June 30, 2005

                                      and

                           Statement of Operations,
                     Changes in Stockholders' Equity, and
                                  Cash Flows
                                for the period
                               January 28, 2004
                              (Date of Inception)
                                      to
                                 June 30, 2005

                               TABLE OF CONTENTS



                                                                   PAGE
                                                                   ----
Report of Independent Registered Public Accounting Firm            F-1
Balance Sheet                                                      F-2
Statement of Operations                                            F-3
Statement of Stockholders' Equity                                  F-4
Statement of Cash Flows                                            F-5
Notes to Financial Statements                                      F-6-9


    MOORE & ASSOCIATES
        CHARTERED
 ACCOUNTANTS AND ADVISORS
     PCAOB REGISTERED

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Board of Directors
Hair Therapists, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheet of Hair Therapists, Inc. as of June 30, 2005, and the related statements of operations, stockholders' equity, and cash flows for the period since inception on January 28, 2004 through June 30, 2005. These financial statements are the responsibility
of the management.   Our  responsibility is  to express an  opinion  on  these
financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing
the   accounting  principles   used   and   significant   estimates   made   by
management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hair Therapists, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the period from inception on January 28, 2004 through June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses and lack of operations raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Moore & Associates, Chartered
----------------------------------
Moore & Associates, Chartered
Las Vegas, Nevada
August 17, 2005

         2675 S. Jones Boulevard, Suite 109, Las Vegas, NV 89146
                      (702) 253-7511  Fax (702) 253-7501

                               HAIR THERAPISTS, INC.
                                  Balance Sheet
                          (a development stage company)
                                  June 30, 2005

                                      ASSETS


Assets

Current Assets:
   Cash                                               $   0
                                                      -----
                                                      $   0
                                                      =====

Liabilities and Stockholders' Equity

Stockholders' equity:
   Series A preferred stock, $0.001
     par value, 2,000,000 shares authorized,
     no shares issued or outstanding                      -
   Series B preferred stock, $0.001
     par value, 2,000,000 shares authorized,
     no shares issued or outstanding                      -
   Series C preferred stock, $0.001
     par value, 1,000,000 shares authorized,
     no shares issued or outstanding                      -
   Common stock, $0.001 par value, 70,000,000
     shares authorized, 230,000 shares issued and
     outstanding as of 6/30/05                          230
   Earnings (Deficit) accumulated during
     development stage                                 (230)
                                                      ------

                                                           -
                                                    --------
                                                    $      -
                                                    ========



The accompanying notes are an integral part of these statements

                           HAIR THERAPISTS, INC.
                          Statement of Operations
                       (a development stage company)
   For the period from January 28, 2004 (inception) to June 30, 2005



Revenue                                               $     0
                                                      --------

Expenses:                                             $   230
                                                      --------

Total Expenses                                        $   230
                                                      --------

Income before Taxes                                   $  (230)
                                                      --------

Provision for Income Taxes                            $     0
                                                      --------

Net Income (Loss)                                     $  (230)
                                                      ========

Weighted average number of common
 shares outstanding -
 basic and fully diluted                              230,000
                                                      ========

Net income (loss) per share - basic
 and fully diluted                                    $ (0.00)
                                                      ========



     The accompanying notes are an integral part of these statements

                             HAIR THERAPISTS, INC.
                     Statement of Stockholders' Equity
                       (a development stage company)
             From January 28, 2004 (inception) to June 30, 2005



                                                     (Deficit)
                                                    Accumulated
                         Common Stock   Additional     During        Total
                      ------------------ Paid-in    Development   Stockholders
                        Shares   Amount  Capital       Stage        Equity
                      ---------- ------- ---------- ------------   ----------
Founders initial
investment, 1/28/04
$0.001 per share         230,000 $   230 $        0 $         0    $     230

Net (loss)                                                 (230)   $    (230)
                      ---------- ------- ---------- ------------   ----------

Balance,
June 30, 2005            230,000 $   230 $        0 $      (230)   $       0
                      ========== ======= ========== ============   ==========


      The accompanying notes are an integral part of these statements

                             HAIR THERAPISTS, INC.
                            Statement of Cash Flows
                         (a development stage company)
      For the period from January 28, 2004 (inception) to June 30, 2005


Operating Activities:

Net Income (Loss)                                     $ (230)

Non Cash Adjustments:                                      0
                                                      -------
Cash Provided (Used) by Operations                      (230)


Financing Activities:

Sale of Common Stock                                     230
                                                      -------
Cash Provided (Used) by Financing Activities             230
                                                      -------
Net Change in Cash                                         0

Beginning Cash                                             0
                                                      -------
Ending Cash                                           $    0
                                                      =======


The accompanying notes are an integral part of these statements

                            HAIR THERAPISTS, INC.
                       (a development stage company)
                       NOTES TO FINANCIAL STATEMENTS
                               June 30, 2005

NOTE 1.   GENERAL ORGANIZATION AND BUSINESS

Hair Therapists, Inc. (the Company) was incorporated under the laws of the state of Nevada on January 28, 2004. The Company has one sole officer, director and shareholder. The Company is a blank check company subject to Rule 419.
The Company was organized to acquire or merge with another business or company. The officer is currently looking for potential merger candidates but currently has none.

The Company has been in the development stage since inception and has no operations to date.


NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The Company has no assets or debt as of June 30, 2005. The relevant accounting policies are listed below.

Basis of Accounting
-------------------
The basis is United States generally accepted accounting principles.

Earnings per Share
------------------
The basic earnings (loss) per share is calculated by dividing the Company's net income (loss) available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options or warrants or similar securities since inception.

Dividends
---------
The Company has not yet adopted any policy regarding payment of dividends. No Dividends have been paid during the period shown.

Income Taxes
------------
The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

                            HAIR THERAPISTS, INC.
                       (a development stage company)
                       NOTES TO FINANCIAL STATEMENTS
                               June 30, 2005


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES-CONTINUED

Advertising
-----------
Advertising is expensed when incurred. There has been no advertising during the period.

Use of Estimates
----------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 3.   GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However the Company has no current source of revenue, or operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek a suitable merger candidate, which would supply the needed cash flow.


NOTE 4.   STOCKHOLDERS'EQUITY

Common Stock
------------

On January 28, 2004 (inception), the Company issued 230,000 shares of its $0.001 par value common stock to it sole shareholder for $230. This structure remains unchanged as of the date of these financial statements.

The Company is filing its form SB2 with the government. This is still in process as of the date of the financial statements. To date $-0- have been spent on this offering. No guarantee can be made that this filing will be success or that the subsequent effort to raise fund will be successful.

                            HAIR THERAPISTS, INC.
                       (a development stage company)
                       NOTES TO FINANCIAL STATEMENTS
                               June 30, 2005


NOTE 5.   RELATED PARTY TRANSACTIONS

The officer and director of the Company is involved in other business activities. This person may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 6.    PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. All of the expenditures thus far have been to organize the Company and will not be expensed for tax purposes until the Company has operations.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

     Net changes in Deferred Tax Benefit less than
     valuation account                                     0

     Current Taxes Payable                                 0
                                                        -----
     Net Provision for Income Taxes                        0
                                                        -----

NOTE 7.   REVENUE AND EXPENSES

The Company currently has no operations and no revenues.

NOTE 8.   OPERATING LEASES AND OTHER COMMITMENTS:

The Company also has no assets or lease obligations.

NOTE 9.   THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

                            HAIR THERAPISTS, INC.
                       (a development stage company)
                       NOTES TO FINANCIAL STATEMENTS
                                June 30, 2005


SFAS  148   Accounting for Stock-Based  Compensation- Transition and
Disclosure

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS  149   Amendment of Statement 133 on Derivative Instruments and
Hedging Activities

This Statement amends and clarifies financial accounting and reporting for Derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150   Financial Instruments with Characteristics of both Liabilities and Equity

This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)

Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company's financial position, results or operations, or cash flows.

                                  PART III


ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are filed with this Registration Statement on Form 10-SB as exhibits.


Exhibit Number                     Description
--------------   ----------------------------------------------------------
   3.1           Articles of Incorporation of Hair Therapists, Inc. filed on
                 January 28, 2004.

   3.2           Bylaws of Hair Therapists, Inc. adopted on January 30, 2004.

  10.1           Shareholder Agreement executed on August 17, 2005.

-------------------------------------

                                 SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Hair Therapists, Inc.
                                       ---------------------
                                            Registrant

By:  /s/  Doreen E. Zimmerman
    ---------------------------
          Doreen E. Zimmerman
          President, Secretary,
          and Director

Date: August 31, 2005
      ---------------